April 26, 2024

VIA EDGAR

Ms. Yoon Choo

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Ascend Life Insurance Company

Registration Statement on Form S-1

File Numbers. 333-276611, 333-276475, 333-276893, and 333-276780

Ms. Choo:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statements (the “Response Letter”) for the Index Summit 6 Annuity with Return of Premium Guarantee and the Index Summit 6 Annuity, Index Summit 6 Pro Annuity with Return of Premium Guarantee and the Index Summit 6 Pro Annuity, Index Achiever Advisory Annuity and Index Achiever Annuity, and Index Frontier 5 Plus Annuity (collectively the “Contracts”). The Company is filing pre-effective amendments pursuant to Rule 472 under the Securities Act (each a “Pre-Effective Amendment No. 1”), as requested.

The Response Letter addresses comments provided by you in March and April 2024. For your convenience, each comment is set forth in full below, followed by the Company’s response.

If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

INDEX SUMMIT 6 COMMENTS

General

1.	We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comment, action or absence of action by the staff.

RESPONSE: The Company so acknowledges.

2.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosure.

RESPONSE: The Company has made conforming changes as requested.

3.

Unless otherwise noted, all comments provided for the Index Summit 6 Pro contract w/o the Return of Premium Guarantee also apply to this prospectus. Please make all corresponding changes as applicable.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made conforming changes as requested.

4.	Please provide your response to the Staff’s comments on EDGAR. Please also send me notice by email at chooy@sec.gov and include a blackline copy showing changes from the initial filing.

RESPONSE: The Company has submitted its response on EDGAR and has contacted you using the instructions provided.

Cover Page

5.

Please add the phrase “at the end of the 1, 2, 3, or 6-year period” to the first sentence of the Indexed Strategies subsection to read: “Indexed Strategies provide returns at the end of the 1, 2, 3, or 6-year period based, in part, on the rise or fall of an Index, which may be a market index, such as the S&P 500 Index, or the share price of an exchange-traded fund, such as an iShares ETF, for a defined time period (Term).”

RESPONSE: The Company has modified the disclosure.

6.

The following disclosure in the second paragraph of the Indexed Strategies subsection suggests that the Cap/Participation Rate/Trigger Rate is used to enhance returns when they actually function to limit returns: “One of three positive return factors is used when increasing the value of an Indexed Strategy based on the performance of an Index: a Cap, an Upside Participation Rate, or a Trigger Rate.”

Please revise to reflect that when there is a positive Index return, the Company applies one of three types of positive return factors to limit the increase in the value of the Indexed Strategy at the end of a Term—a Cap, an Upside Participation Rate, or a Trigger Rate. The Company may qualify this statement as to the Trigger Rate and Upside Participation Rate (to the extent that the Trigger Rate is greater than the Index return or the Upside Participation Rate is greater than 100% for the Term).

RESPONSE: The Company has modified the disclosure.

7.

To simplify disclosures throughout, please modify the phrases “maximum positive net Index change” and “maximum negative net Index change” to “maximum positive Index return” and “maximum negative Index return”.

RESPONSE: The Company has modified the disclosure.

8.

Investors may believe that the “trigger” has the same value as the “trigger rate”. For clarity and in accordance with plain English principles please replace references to the “trigger” to explain that the trigger rate will be applied when the index return is 0% or positive (or 0%, positive, or negative up to the buffer for the dual performance trigger strategy).

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

9.	Please revise the downside limit descriptions for clarity. The current language may be confusing.

For example, with respect to the Downside Participation Rate, note that it is the percentage of any negative Index return the Company will apply to decrease your Strategy value.

For example, with respect to the 10% Buffer, note that the Buffer means the Company will assume the first -10% of negative Index return but will decrease your Strategy value by any negative return in excess of -10%.

For example, with respect to a Floor, please note that the Floor is the maximum amount the Company will decrease your Strategy value if there is a negative Index return.

RESPONSE: The Company has made the requested revision.

10.	Please consolidate the last paragraph on the first page of the cover page with the paragraph titled Availability of Crediting Strategies, as much of the information is redundant.

RESPONSE: The Company has made the requested revision.

11.

If accurate, please state in the last paragraph of the first page that the Upside Participation Rate may change for the S&P 500 1-year 50% Downside Participation Rate with Upside Participation Rate Indexed Strategy, and disclose the lowest Upside Participation Rate for this strategy.

RESPONSE: The Company has made the requested revision in the Availability of Crediting Strategies subsection.

12.	In the last paragraph of the first page, at the end of the fifth sentence, please add “or may offer less protection against loss than other currently available Indexed Strategies.”

RESPONSE: The Company has made the requested revision in the Availability of Crediting Strategies subsection.

13.	In the last paragraph of the first page, at the end of the sixth sentence, please also address Indexed Strategies that offer less favorable positive or negative return factors.

RESPONSE: The Company has made the requested revision in the Availability of Crediting Strategies subsection.

14.	Please revise cover page to directly tie disclosure on potential losses in paragraph 6 to the application of the Daily Value Percentage.

Also disclose that investors could incur these losses in connection with payments of the Death Benefit, annuitization, or if they make a Performance Lock Election.

Ms. Yoon Choo

April 26, 2024

Finally, please make the potential loss disclosure more prominent.

RESPONSE: The Company has made the requested revision.

15.	After the fourth sentence of the Availability of Crediting Strategies subsection, please add discussion of the Declared Rate Strategy.

RESPONSE: The Company has made the requested revision.

16.

As disclosed later in the prospectus, please add disclosure to the cover page that the lowest guaranteed lifetime Cap is 1%, the lowest guaranteed Upside Participation Rate is 5%, and the lowest guaranteed Trigger Rate is 1%.

RESPONSE: The Company has made the requested revision.

17.	Please consider making the following edits to the cover page for clarity:

a.	Consolidating the disclosure regarding the impact of withdrawals.

For example:

1.	move this bolded paragraph to precede the four preceding paragraphs;

2.	Remove the last two sentences of the 6th paragraph as it repeats disclosure elsewhere on the cover;

3.	In merging Availability of Indexed Strategies with the 7th paragraph, as noted above, locate the merged paragraph so that it ends up as the 7th paragraph rather than the 11th; and

4.	Add bolded subheadings to the impact of withdrawal disclosures that are now in three successive paragraphs that follow the prominent “this contract may not be appropriate ...” paragraph; and

b.

In the discussion of the impact of withdrawals, also disclose the impact of proportionate reductions to the Investment Base, the Death Benefit, and the potential forfeiture of positive Index performance at the end of the Term.

RESPONSE: The Company has made the requested revision.

Special Terms

18.	After the first sentence in the definition of a Crediting Strategy, please add a sentence indicating that the term includes both Indexed Strategies and the Declared Rate Strategy.

RESPONSE: The Company has made the requested revision.

19.

Please add the following sentence to the definition of the Daily Value Percentage: “The calculation of strategy value using the Daily Value Percentage is relevant only if amounts allocated to an Indexed Strategy are not held to the end of the Term due to withdrawals, surrender of the Contract, payment of the Death Benefit, annuitization, or if you have

Ms. Yoon Choo

April 26, 2024

made a Performance Lock election. A negative Daily Value Percentage adjustment could result in significant loss, even if the Index is performing positively.”

RESPONSE: The Company has made the requested revision.

20.	To conform to the presentation for the other positive crediting factors, please consider disclosing in the definition for Declared Rate:

a.

That “[t]he fixed interest rate varies from Term to Term but will never be less than the guaranteed minimum interest rate set out in the Declared Rate Strategy endorsement included in your Contract;” and

b.	How investors may determine the rate for a new Term of the Declared Rate Strategy.

RESPONSE: The Company has made the requested revision.

21.	Please delete references to rider charges from the definition of Surrender Value because there are no rider charges associated with this contract.

RESPONSE: The Company has made the requested revision.

22.	Please delete the second paragraph of the Trigger Rate definition.

RESPONSE: The Company has made the requested revision.

23.

Please add a statement as to what this means for an investor. For example, “Please note that if the Index return is 10%, and the Upside Participation Rate is 5%, then your Indexed Strategy value will only increase by 0.5% (10% times 5%).”

RESPONSE: The Company has made the requested revision.

Special Terms Related to Daily Value Percentage

24.	In the definition of “ITM Binary Call Option Price”, please replace the reference to “but does not exceed the Buffer” with “up to the Buffer”.

RESPONSE: The Company has made the requested revision.

Summary

25.

Please disclose in the Benefits section that if the investor annuitizes before the end of the Term, the Company will apply the Daily Value Percentage, which could be negative and could significantly reduce the amount of the Annuity Payout Benefit.

RESPONSE: The Company has made the requested revision.

26.	In the Benefits section, please disclose the following:

Ms. Yoon Choo

April 26, 2024

If a withdrawal or Surrender is taken before the end of the Term, the Company will apply a Daily Value Percentage adjustment, which could be negative, and which could result in significant loss even if the Index is performing positively.

A withdrawal before the end of a Term will proportionately reduce the Investment Base and any withdrawal will proportionately reduce the Death Benefit, and these reductions could be greater than the amount of the withdrawal, and that withdrawals and surrenders may be subject to taxes and tax penalties.

Withdrawals and Surrender during the Term could result in the forfeiture of positive Index performance at the end of the Term.

Ensure that there is consistent cautionary disclosure throughout the prospectus when discussing withdrawals/Surrenders including that there could be Early Withdrawal Charges, proportionate reductions in the Investment Base and in the Death Benefit perhaps greater than the amount of the withdrawal, negative Daily Value Percentage adjustments that could result in significant loss, potential forfeiture of positive Index performance, taxes, and tax penalties.

RESPONSE: The Company has made the requested revision.

27.

At the end of the Death Benefit paragraph in the Benefits section, please disclose that if the Death Benefit is paid from an Indexed Strategy before the end of a Term, the Company will apply the Daily Value Percentage, which could be negative, and could significantly reduce the amount of the Death Benefit.

RESPONSE: The Company has made the requested revision.

28.

Please revise the fourth sentence in the Indexed Strategies section to note the impact of the indices not reflecting reinvestment of dividends. Also please revise to address the impact of fees and costs on the First Trust Barclays Edge Index. For example, state that:

The returns of each Index, except the First Trust Barclays Edge Index, do not reflect the reinvestment of dividends, which will reduce the Index return. The First Trust Barclays Edge Index deducts fees and costs when calculating Index performance, which also will reduce the Index return.

RESPONSE: The Company has made the requested revision.

29.

After the fourth sentence in the Indexed Strategies section, please add a note for clarity that, except for the S&P 500 1-Year 50% DPR w/ UPR Indexed Strategy, which will always be available, the Company reserves the right to add or eliminate Indexed Strategies or change the negative or positive return factors.

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

30.

As a shorthand for discussing the application of a Cap, Upside Participation Rate, Trigger Rate, etc., please consider defining terms for “Positive Return Factor” and “Negative Return Factor”, or use more plain-English terms like “Upside Limits” and “Downside Limits”, and use these terms consistently throughout the prospectus when using calculation methods to be used at the end of a Term.

RESPONSE: The Company has made the requested revision.

31.	Revise references to the “S&P 500 Index” to refer to that Index as the “S&P 500 Price Return Index.”

RESPONSE: The Company notes that, while the S&P 500 Index (Ticker Symbol: SPX) is a price return index, the legal and common names of the Index do not include the phrase “Price Return”. The legal name (and registered trademark) is the S&P 500 Index or Standard & Poor’s 500 Index. The Company notes that a total return variation of the S&P 500 Index does exist, and it is named the S&P 500 Total Return Index (Ticker Symbol: SPTR). The Company’s licensing agreement with S&P Dow Jones Indices governs our use of the name S&P 500 Index, and we are not free to modify it.

32.

As noted elsewhere in the prospectus, please add disclosure after the table in the Indexed Strategies section that the Company will not offer a new Buffer Strategy that offers less protection against loss than a 5% Buffer, a Floor strategy that offers less protection against loss than a -20% Floor, or a Downside Participation Rate Strategy that offers less protection against loss than a 75% Downside Participation Rate.

RESPONSE: The Company has made the requested revision.

33.

Please add disclosure after the table in the Indexed Strategies section that a Performance Lock election could result in a negative Daily Value Percentage adjustment, which could result in significant loss, even if the Index is performing positively, and the potential forfeiture of positive Index performance at the end of a Term. Please ensure that where a Performance Lock election is discussed, the potential negative consequences are discussed as well.

RESPONSE: The Company has made the requested revision.

34.

Please consider whether the following phrase can now be deleted from the second paragraph after the table in the Indexed Strategies section: “on or after the later of May 7, 2023, or the date that state approval is received”.

RESPONSE: The Company has made the requested revision.

35.

After the bolded sentence at the end of the Indexed Strategies section, and under Risk Factors—Reliance on our Claims-Paying Ability, please consider adding a cross-reference to the landing page on the Company’s website where such information can be found.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company prefers not to make references in the prospectus to portions of the Company’s website that are not required to be referenced.

36.	In the third bullet point in the Indexed Strategy Value section, please add that investors will not know the locked Daily Value Percentage when they elect a Performance Lock.

RESPONSE: The Company has made the requested revision.

37.	Please delete the last line in the Indexed Strategy Value section.

RESPONSE: The Company has made the requested revision.

38.	Per the prior comment, in the third paragraph of the Investment Base section, please disclose the following:

a.

If a withdrawal or Surrender is taken before the end of the Term, the Company will apply the Daily Value Percentage adjustment, which could be negative, and which could result in significant loss even if the Index is performing positively.

b.

A withdrawal before the end of a Term will also proportionately reduce the Death Benefit and these reductions could be greater than the amount of the withdrawal, and that withdrawals and Surrenders may be subject to taxes and tax penalties.

c.	Withdrawals and Surrender during the Term could result in the forfeiture of positive Index performance at the end of the Term.

Also please add a cross-reference to the Indexed Strategy Value Before End of Term section since that section discusses Index value if amounts are removed before the end of a Term.

RESPONSE: The Company has made the requested revision.

39.	In the fourth paragraph of the Investment Base section, please replace “will not be the same” with “could be greater than”.

RESPONSE: The Company has made the requested revision.

40.

In the first paragraph of the Indexed Strategy Value at End of a Term section, please revise the first sentence to disclose that the value of an Indexed Strategy at the end of a Term is equal to the remaining Investment Base increased or decreased based on Index performance and subject to any upside or downside limits.

RESPONSE: The Company has made the requested revision.

41.

The placement of the last paragraph of the Indexed Strategy Value at End of a Term section after the discussion of the downside limits is potentially confusing because the trigger does not afford downside protection. The Trigger Rate strategies have a Buffer

Ms. Yoon Choo

April 26, 2024

and the prior paragraph explains the loss associated with any strategy that uses a Buffer. Please delete this paragraph.

RESPONSE: The Company notes that the last five paragraphs of the Indexed Strategy Value at End of a Term section are arranged to first discuss elements that can vary from Term to Term for each Strategy (Caps, Upside Participation Rates, and Trigger Rates) and to then discuss elements that cannot vary from Term to Term for each Strategy (Downside Participation Rates, Floors, Buffers, and the Index change required to qualify for the Trigger Rate). Deleting the last paragraph would eliminate valuable information to the consumer that makes sense to include in its current location.

42.

Please add to the first sentence of the second paragraph in the Indexed Strategy Value Before End of Term section a disclosure that the losses exceeding downside limits is due to application of the Daily Value Percentage.

RESPONSE: The Company has made the requested revision.

43.

At beginning of the second paragraph in the Indexed Strategy Value Before End of Term section, to the extent not disclosed, please add here and in the Strategy Value at End of Term section that the calculation of the Strategy value using the Daily Value Percentage is relevant to investors only if amounts are not held to the end of the Term due to withdrawal, surrender, payment of the Death Benefit, annuitization, or if the investor makes a Performance Lock Election.

RESPONSE: The Company believes that edits made to these sections in response to other comments adequately addresses this request.

44.	At the end of the first bullet point in the Indexed Strategy Value Before End of Term section, please delete the reference to the “trigger”, because the downside protection is the Buffer.

RESPONSE: The Company notes that this bullet point was revised in response to Comment 8.

45.	In the example at the end of the Indexed Strategy Value Before End of Term section, to assist investor comprehension, since hypothetical performance is +8%, please consider using -8% performance.

RESPONSE: The Company has made the requested revision.

46.

In the Performance Lock section, please disclose that if an investor exercises a Performance Lock, the locked in value could be lower than the value the investor would have otherwise received at the end of the Term. Also please prominently disclose that the investor could be locking in a loss, and that the loss could be significant.

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

47.

At the end of the Performance Lock section, add disclosure in a prominent manner advising investors that they may obtain Daily Value Percentage information for the Indexed Strategies as of the previous day’s market close by calling 1-800-789-6771 or by accessing their account online at www.massmutualascend.com, that the Daily Value Percentage value is not the value that the investor would be locking in, that the investor and should speak to their financial professional before exercising a Performance Lock.

RESPONSE: The Company has made the requested revision.

48.

For clarity, please disclose in the Declared Rate Strategy section the minimum Declared Rate for Contracts issued on or after May 1, 2024. Please also make conforming changes in the Changes in Declared Rate section.

RESPONSE: The Company has made the requested revision.

49.

Please revise the third paragraph of the Strategy Renewal and Reallocations section to clarify that no 1-Year Russell 2000 strategy is currently offered. Please indicate positive and negative return factors for this strategy or state explicitly that positive/negative return factors could be different than those for the 6-year strategy.

RESPONSE: The Company has made the requested revision.

50.

To make it easier for investors to identify the strategies referenced in the second-last paragraph of the Strategy Renewal and Reallocations section, please revise the reference to “Indexed Strategy” to “1-year or 2-year Indexed Strategies”.

RESPONSE: The Company has made the requested revision.

51.

Please add a second sentence to the last paragraph of the Strategy Renewal and Reallocations section that notes that if you make a Performance Lock election for a 2-year, 3-year, or 6-year strategy, the Term will always end on the next anniversary of the Term start date.

RESPONSE: The Company has made the requested revision.

52.

In the second-last sentence in the last paragraph of the Strategy Renewal and Reallocations section, please add references to Trigger Rates and the interest rate for the Declared Rate Strategy to this statement.

RESPONSE: The Company has made the requested revision.

53.

For clarity, in the last bullet point in the Access to Your Money through Withdrawals section, please replace “the shortest” with “the relevant term starting with the shortest to the longest, i.e., 1-year Terms, then proportionally from Indexed Strategies having 2-year Terms, then proportionally from Indexed Strategies having 3-year Terms, then proportionally from Indexed Strategies having 6-year Terms.”

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company believes that edits made to this section in response to other comments adequately address this request.

54.

Before the last paragraph in the Access to Your Money through Withdrawals, please add that a withdrawal before the end of the Term could result in potentially significant loss due to the Daily Value Percentage adjustment, forfeiture of possible positive index performance at the end of the Term, taxes, and tax penalties.

RESPONSE: The Company believes that edits made to this section in response to other comments adequately address this request.

55.

As an introduction to the Payout Options section, please consider adding the following for clarity: “During the period that begins on the Annuity Payout Initiation Date, we will make payments under the applicable Payout Option.”

RESPONSE: The Company has made the requested revision.

Risk Factors

56.

Please separate the Loss of Principal Related to Indexed Strategies discussion into two separate risks (e.g., by adding subheadings) to clearly differentiate the risk of loss due to poor Index performance and the risk of loss due to a negative Daily Value Percentage adjustment if amounts are withdrawn from an Index Strategy before the end of a Term or if the investor makes a Performance Lock election.

RESPONSE: The Company has made the requested revision.

57.

In the first paragraph of the Loss of Principal Related to Indexed Strategies discussion, please replace “Purchase Payment(s)” with “principal and any prior earnings”, since potential loss could include previously credited interest or gains.

RESPONSE: The Company has made the requested revision.

58.

After the second paragraph in the Loss of Principal Related to Indexed Strategies discussion, please add disclosure to the effect that the Contract may not be appropriate for investors who plan or need to take withdrawals or surrender the Contract prior to the end of an Indexed Strategy Term because of the adjustment for the Daily Value Percentage to calculate the amount available for withdrawal.

RESPONSE: The Company has made the requested revision.

59.	Given the point-to-point nature of calculations, please replace “over” with “on the first day and the last day of” in the second paragraph of the Index Changes Over the Course of Term section.

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

60.

For clarity, please add language in the first paragraph of the Limits on Strategy Value Before End of Term section clarifying that this statement applies if you elect a Performance Lock or if amounts are removed from an Indexed Strategy.

RESPONSE: The Company has made the requested revision.

61.

Please disclose in the first paragraph of the Limits on Strategy Value Before End of Term section that the purpose of this calculation is to shift any potential investment loss on the Company’s general account assets that support the indexed option guarantees from the company to the investor when paying amounts removed prematurely from an Indexed Strategy.

RESPONSE: The Company has made the requested revision.

62.

In the last sentence of the first paragraph of the Limits on Strategy Value Before End of Term section, please also address the election of a Performance Lock or the payment of the death benefit or the annuity payout value before the end of the Term.

RESPONSE: The Company has made the requested revision.

63.

In the first sentence of the third paragraph of the Limits on Strategy Value Before End of Term section, please add that Strategy Values are also used to calculate the amount locked in upon the election of a Performance Lock as well as amounts available for withdrawal.

RESPONSE: The Company has made the requested revision.

64.

In the No Increases in Value After Performance Lock section, please add that an investor will not be able to determine the Daily Value Percentage that will be locked in prior to the Performance Lock request. The investor bears the risk that the Daily Value Percentage that is locked in will be lower than the Daily Value Percentage the investor last obtained, and lower than the potential Strategy value the investor would receive at the end of the Term. If the investor exercises the Performance Lock feature at a time when the Strategy value has declined, they will lock in any loss, which could be significant.

RESPONSE: The Company has made the requested revision.

65.

Disclose how the investor may contact the Company to obtain the Daily Value Percentage for an Indexed Strategy in which they are invested and advise the investor to speak with their financial advisor before making a Performance Lock request.

RESPONSE: The Company has made the requested revision.

66.

Please state that taking a withdrawal or surrendering the Contract could result in significant loss due to the withdrawal charge, the Daily Value Percentage adjustment, proportionate reduction of the investment base and death benefit, which could be greater than the amount of the withdrawal, taxes, and tax penalties.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made the requested revision.

67.	After the first sentence of the Effect of Surrenders section, please add that you may also be subject to taxes and a tax penalty if you have not reached age 59 1⁄2.

RESPONSE: The Company has made the requested revision.

68.	Please add to the Effect of Surrenders section that an adjustment for the Daily Value Percentage could significantly reduce the value of the Contract and thus the amount you receive upon Surrender.

RESPONSE: The Company has made the requested revision.

70.

Please revise this statement to address that withdrawals will reduce the Strategy value on a proportionate basis, which means the Strategy value could be reduced by significantly more than the amount of the withdrawal.

RESPONSE: The Company has made the requested revision.

71.

In the Timing and Effect of Withdrawals Before End of Term, please note that in order for an investor to avoid the use of the Daily Value Percentage in calculating the value of an Indexed Strategy, an investor would need to schedule withdrawals after the expiration of the Surrender Charge period and to coincide with Term end dates.

Also reiterate here that the Contract may not be appropriate for an investor who intends to take withdrawals, particularly ongoing withdrawals such as required minimum distributions or automated withdrawals.

RESPONSE: The Company has made the requested revision.

72.	Please move the following statement from the Changes in Caps, Upside Participation Rates, Trigger Rates, and Trading Cost section to the section titled Indexed Strategy Value Before End of Term.

RESPONSE: The Company has made the requested revision.

73.

Please disclose in the Unavailable Indexed Strategies section and in the Strategy Selections at End of Term—Unavailable Strategies / Default Allocations section whether the minimum or maximum limits apply to the S&P 500 1-year 50% Downside Participation Rate with Upside Participation Rate strategy.

RESPONSE: The Company has made the requested revision.

74.

Please revise the second paragraph of the Unavailable Indexed Strategies section to clarify that the Default Strategy in the case of a maximum limit applies only to the amount in excess of the maximum amount and that amounts under the maximum will be reallocated according to the investor’s instructions or, if no instructions are provided,

Ms. Yoon Choo

April 26, 2024

then according to the default allocations described in the final [three] paragraphs of this section.

RESPONSE: The Company believes that edits made to this section in response to other comments adequately address this request.

75.	Please add disclosure to the Unavailable Indexed Strategies section on Default Reallocations for 1-year and 2-year Indexed Strategies.

RESPONSE: The Company has made the requested revision.

76.

Please add to the Market Risk Related to Indexes section that any positive change in the Russell 2000 Index over a Term will be lower than the total return on an investment in the stocks that comprise the Index because such total return will reflect dividend payments on those stocks and the Russell 2000 Index will not reflect those dividend payments.

RESPONSE: The Company has made the requested revision.

77.	In the Market Risk Related to Indexes section, please provide a more fulsome description of the Russell 2000 Index (e.g., see S&P 500 Index disclosure above).

RESPONSE: The Company has made the requested revision.

78.	Please consider whether COVID-19 disclosures in the Reliance on Our Claims-Paying Ability section should be updated.

RESPONSE: The Company has revised the relevant disclosures.

Indexed Strategies

79.	Please make conforming changes based on changes to the Indexed Strategies subsection in the Summary section.

RESPONSE: The Company has made the requested revision.

80.	In the second sentence in the third bullet point in the Considerations in Choosing an Indexed Strategy section, please delete “is zero or is positive”.

RESPONSE: The Company has made the requested revision.

81.

In the sentence at the end of the third bullet point in the Considerations in Choosing an Indexed Strategy section, please replace “negative but does not exceed the Buffer” with “negative up to the Buffer”

RESPONSE: The Company has made the requested revision.

82.	In the sentence after the third bullet point in the Considerations in Choosing an Indexed Strategy section, please replace “and” with “each with”.

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

83.	In the table in the Considerations in Choosing an Indexed Strategy section, please consider adding a line item for index performance of 0%.

RESPONSE: The Company has made the requested revision.

84.

In the last column in the Considerations in Choosing an Indexed Strategy section, please revise explanations to reflect the revised cap figure. Also add explanations for the results of the Trigger Strategies.

RESPONSE: The Company has made the requested revision.

85.

Please revise the explanation in the fourth row in the last column in the Considerations in Choosing an Indexed Strategy section. The Cap Strategy had a better return than the Upside Participation Rate Strategy.

RESPONSE: The Company has made the requested revision.

86.

After the second paragraph in the Performance Lock section, please prominently disclose that the Daily Value Percentage value an investor obtains is not the value that will be locked in and thus an investor will not know the value they are locking in at the time they make the request, and that the Daily Value Percentage that an investor locks in could be significantly less than the value they obtained. Also add prominent disclosure that it’s possible an investor could have earned more by holding the investment until the end of the Term, a negative Daily Value Percentage could apply, and an investor could lock in a loss rather than a gain, and the loss could be significant. Advise investors to consult a financial professional prior to making a Performance Lock election.

RESPONSE: The Company has made the requested revision.

87.	At the end of the tenth paragraph in the Performance Lock section, please disclose how the ending value will be allocated if the strategy is not available.

RESPONSE: The Company has made the requested revision.

Indexes

88.

After the first sentence of the Indexes section, please add disclosure indicating that an investment in an Indexed Strategy does not represent an investment in the related Index or in any securities or other assets included in the related Index.

RESPONSE: The Company has made the requested revision.

89.	Please add info on Russell 2000 to this section.

RESPONSE: The Company has made the requested revision.

Positive Return Factors and Negative Return Factors (formerly Caps, Participation Rates, Trigger Rates, Floors and Buffers)

Ms. Yoon Choo

April 26, 2024

90.	Please make the Caps, Upside Participation Rates, and Trigger Rates for Subsequent Terms paragraph more prominent.

RESPONSE: The Company has made the requested revision.

Indexed Strategy Value at End of Term

91.	Please supplementally confirm that 130% is a representative rate based on the Term as it was used in the example in the Buffer with Upside Participation Rate Strategy section.

RESPONSE: The Company has modified the example to reflect an Upside Participation Rate of 105%.

92.	In the table in the Buffer with Performance Trigger Strategy section, please consider adding column showing index performance at a 0% return.

RESPONSE: The Company has made the requested revision.

93.	In the sentence before the table in the Buffer with Dual Performance Trigger Strategy section, please disclose the trigger percentage (-10%) here.

RESPONSE: The Company has made the requested revision.

94.	In the table in the Buffer with Dual Performance Trigger Strategy section, please consider adding column showing index performance at a 0% return.

RESPONSE: The Company has made the requested revision.

Indexed Strategy Value Before End of Term

95.

In the Net Option Price for Buffer with Performance Trigger Strategy section heading, please delete the reference to the 0% trigger. There is a Performance Trigger Rate Strategy and a Dual Performance Trigger Rate Strategy. Please delete the references to the trigger percentages, which suggest that there are other Performance Trigger Strategies and other Dual Performance Trigger Strategies that have other trigger percentages.

RESPONSE: The Company has made the requested revision.

96.	In the first sentence in the Net Option Price for Buffer with Performance Trigger Strategy section, please delete the reference to the 0% trigger.

RESPONSE: The Company has made the requested revision.

97.

In the Net Option Price for Buffer with Dual Performance Trigger Strategy section heading, please delete the reference to the -10% trigger. There is a Performance Trigger Rate Strategy and a Dual Performance Trigger Rate Strategy. Please delete the references to the trigger percentages, which suggest that there are other Performance Trigger Strategies and other Dual Performance Trigger Strategies that have other trigger percentages.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made the requested revision.

98.	Please add a discussion introducing Examples 6 and 7.

RESPONSE: The Company has made the requested revision.

Indexed Strategy Value After Performance Lock Election

99.

Please reconcile the statement in the Performance Lock Examples section that “we assume that Performance Lock election is effective on day 90 of the Term” with the assumption with the 182 days remain to the last Market Day of the Term at the bottom of the Assumptions table.

RESPONSE: The Company has removed the last three rows in the Assumptions table, as they do not apply to Examples 1-4.

100.	The label in the fourth-last row indicates that the examples evaluate a 1-year strategy, but the subsequent two rows describe 6-year strategies. Please reconcile.

RESPONSE: The Company has removed the last three rows in the Assumptions table, as they do not apply to Examples 1-4.

101.	Please add examples for a Performance Trigger Strategy and Dual Performance Trigger Strategy.

RESPONSE: The Company has made the requested revision.

Declared Rate Strategy

102.

The first sentence of the Declared Rate section states that interest is compounded annually, while the second sentence could be read to say that interest is compounded daily. Please clarify these two sentences.

RESPONSE: The Company has made the requested revision.

103.

Please disclose the conditions necessary to ensure that such Declared Rate is applied to the initial Term. In this regard see Caps, Participation Rates, Trigger Rates, Dual Participation Rates, Floors and Buffers—Caps and, Upside Participation Rates, and Trigger Rates for Initial Terms in the Prospectus for Index Summit 6 Pro.

RESPONSE: The Company has made the requested revision.

104.

After this sentence, please add disclosure that if an investor purchases a contract to replace an existing annuity contract or insurance policy, they have 30 days to cancel the contract and that the Right to Cancel period may be longer in some states.

RESPONSE: The Company has made the requested revision.

105.	Please revise “rescind” to “cancel” throughout the prospectus.

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

Purchase

106.	All material variations must be disclosed in the prospectus. Please add disclosure about variations on available indexed strategies.

RESPONSE: The Company believes that such disclosure is not required, or even necessarily knowable by us across our distribution system, as the current disclosure is consistent with staff guidance and substantial precedent, as described further below. The Company also wishes to emphasize that any such financial intermediary variations relate to a financial intermediary limiting customer access to Indexed Strategies. No customer has access to Indexed Strategies that are not disclosed in the prospectus.

Our offering includes all Indexed Strategies in the prospectus. However, from time to time, a distribution partner, for reasons strictly internal to that firm’s practices, may be unwilling to make available to its clients certain Indexed Strategies. The prospectus disclosure is primarily intended to put investors on notice that they may be dealing with a firm that restricts Indexed Strategy availability, and that the other Indexed Strategies may be available through other firms.

Disclosure of this nature has become commonplace and is derived directly from staff guidance provided to the Committee of Annuity Insurers, other industry groups, and individual companies in early 2022. Under the recently adopted version of Form N-4, there were open questions about how to disclose these types of intermediary-imposed restrictions relating to the availability of investment options, especially given the separation between the financial intermediary and the insurance company. The staff’s guidance was that a registrant need only disclose that the availability of certain investment options and/or features may vary by financial intermediary, and should include a continuously available resource where investors can obtain information about which features are available through their firms. Furthermore, the above-referenced staff guidance has been routinely applied in the RILA context, as many RILA prospectuses similarly disclose that the availability of investment options may vary by financial intermediary. Indeed, the distribution of both variable annuities and RILAs (and all registered insurance contracts) are overwhelmingly dependent on such financial intermediaries, and, as such, the approach to variations should not differ among contract types.

Strategy Selections at Term End

107.	In the first sentence of this section, please include a reference to the Declared Rate Strategy.

RESPONSE: The Company has made the requested revision.

108.

In the first example in the Unavailable Strategies / Default Allocations section, please state explicitly that this default applies to amounts allocated to any 1-year or 2-year Indexed Strategy for which the Company has not received reallocation instructions and which cannot be reallocated to the same strategy for the next Term.

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

109.

For clarity and to enhance investor comprehension, move the fifth and sixth paragraphs of the Unavailable Strategies / Default Allocations section to immediately follow the first sentence of that section.

RESPONSE: The Company has made the requested revision.

110.

In the first sentence of the fourth-last paragraph of the Unavailable Strategies / Default Allocations section, please revise the phrase “to apply the amount to the appropriate Strategy” to include the term “default”.

RESPONSE: The Company has made the requested revision.

111.	In the third-last paragraph of the Unavailable Strategies / Default Allocations section, please revise the phrase “applied to an alternative Strategy” to include the term “default”.

RESPONSE: The Company has made the requested revision.

Cash Benefit

112.	Please disclose all of the negative consequences of a Surrender in the Surrender section.

RESPONSE: The Company believes that edits made to this section in response to other comments adequately address this request.

113.	Please ensure that all points in Comment 26 are covered in the Effect of Withdrawals section.

RESPONSE: The Company believes that edits made to this section in response to other comments adequately address this request.

114.	Please address in the last sentence of the Effect of Withdrawals section that the proportional reduction could be significantly larger than the dollar amount of the withdrawal.

RESPONSE: The Company has made the requested revision.

115.	In the Automatic Withdrawals section, please prominently disclose how the contract may not be appropriate if the investor intends to take ongoing withdrawals, especially during a Term.

RESPONSE: The Company has made the requested revision.

116.

Automatic withdrawals are the investor taking out their own money, which depletes the Contract and has attendant negative consequences. Annuitizing results in the Contract ending and having the Contract value applied to receive payments from the Company’s general account for life and/or over a specified period, without negative consequences. Please remove the first bullet point in the Automatic Withdrawals section.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made the requested revision.

117.

In the last bullet point in the Automatic Withdrawals section, please disclose that strategy value before the end of a Term will almost always be less, perhaps significant less, than the value suggested by the performance of the Index, and that the investor could lose up to 100% of their investment as a result of a negative DVP adjustment.

RESPONSE: The Company has made the requested revision.

118.

In the Automatic Withdrawals section, please disclose that automatic withdrawals may be subject to taxes and tax penalties and may result in forfeiture of positive index performance at the end of a Term.

RESPONSE: The Company has made the requested revision.

Early Withdrawal Charge

119.	Please summarize the material terms of the Extended Care Waiver and Terminal Illness Waiver in these sections.

RESPONSE: The Company believes that the existing disclosures in these sections summarize the material terms of the Extended Care Waiver and Terminal Illness Waiver. The Company has deleted the sentence directing the reader to review the waivers for more information.

Federal Tax Considerations

120.	Please prominently state that the Contract may not be appropriate if the investor intends to take ongoing withdrawals, especially during a Term.

RESPONSE: The Company notes that the appropriateness of the Contract is not a federal tax consideration, and federal tax considerations might actually make a withdrawal from a nonqualified contract during a Term advantageous because it could minimize the portion of the withdrawal that is considered earnings. The Company has added a bolded sentence to the section to indicate that “The advantages of tax deferral are lost if you Surrender or take withdrawals from the Contract, unless the Surrender or withdrawal is part of a rollover, transfer, or exchange.”

Examples: Impact of Withdrawals on Contract Values and Amounts Realized

121.	Please clarify that the higher returns for the 6-year Strategy in Example A was also impacted by the fact that none of the withdrawals were taken from the 6-year strategy.

RESPONSE: The Company has revised the disclosure.

122.	Please add a new example after Example C illustrating the impact on Trigger Strategies when index is falling steadily.

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

123.	At end of this caption, mention that this example only applies to certain strategies.

RESPONSE: The Company has made the requested revision.

INDEX SUMMIT 6 PRO COMMENTS

General

1.

Unless otherwise noted, all comments provided on this prospectus also apply to the prospectus for the Index Summit 6 Pro contract w/o the Return of Premium Guarantee. Please make all corresponding changes as applicable.

RESPONSE: The Company has made conforming changes as requested.

Summary

2.

In the Indexed Strategy Value at End of Term section, please consider changing “increase for any rise in the Index or decrease for any fall in the Index” to “positive index return or negative index return”.

RESPONSE: The Company changed this language to more broadly refer to “adjustments for Index performance”, because the value Dual Performance Trigger Strategy can increase in circumstances when an Index falls.

Risk Factors

3.

In the Loss of Principal Related to Daily Charge section, please consider whether the discussion on the Daily Value Percentage is necessary in the section which discusses the effect of the Daily Charge. If the Daily Value Percentage discussion will be removed, add an example about the effect of the deduction of the Daily Charge on interest credited at the end of a Term (e.g., an investor invests $100k, at the end of the Term their Investment base is $99.5k because the Company deducted $.95k in Daily Charges over the Term, and so the Company would not be crediting interest on the $.95k paid in Daily Charges).

RESPONSE: The Company made revisions to this section that address this concern.

4.

In the Unavailable Indexed Strategies section, please reconcile the rules described in this section with the disclosures on default allocations contained in the Strategy Renewals and Reallocations section.

RESPONSE: The Company made changes to this section to conform with changes made to the prospectus for Index Summit 6, which the Company believes address this comment.

Indexed Strategies

5.	In the second bullet point in the Considerations in Choosing an Indexed Strategy section, please add “(after Daily Charges have been deducted from the Investment Base” after “without a Cap”.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made the requested revision.

Positive Return Factors and Negative Return Factors (formerly Caps, Participation Rates, Trigger Rates, Floors and Buffers)

6.

In the relevant bullet points in the Cap and Trigger Rate sections, please add disclosure to more clearly identify the Daily Charge as the reason that certain Indexed Strategies will not equal the rise in the Index or the Cap or Trigger Rate.

RESPONSE: The Company has made the requested revision.

7.	Between these second and third paragraphs in the Floor section, please add a statement on the impact of the Daily Charge on the Floor.

RESPONSE: The Company has made the requested revision.

Fees and Charges

8.	In the Daily Charge section, please ensure that the disclosure includes reference to Trigger Rates, if the Daily Charge is used to help maximize Trigger Rates.

RESPONSE: In response to other comments, the Company has made revisions to this section that address this comment.

Examples: Impact of Withdrawals on Contract Values and Amounts Realized

9.	In the Note after the table in Example A and Example C, please provide more detail about the order in which withdrawals are taken from the Indexed Strategies.

RESPONSE: The Company has made the requested revision.

The Company believes that the Response Letter addresses in full the Staff comments and respectfully requests that the Staff review the responses as soon as possible.

INDEX ACHIEVER ADVISORY COMMENTS

General

1.

To the extent applicable, all comments made to the prospectuses for (1) the Index Summit 6 Pro contract with Return of Premium Guarantee, (2) Index Summit 6 contract with Return of Premium Guarantee, and (3) Index Frontier 5 Plus with Return of Premium Guarantee, apply to the prospectus for the Index Achiever Advisory contract with Return of Premium Guarantee. For example, if a comment relates to the Summit 6 Pro Indexed Strategy that will always be available, please apply the comment in concept to the Indexed Strategies that will always be available under this Contract. Please make all corresponding changes to the extent applicable.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made conforming changes as requested.

Cover Page

2.	On the cover page:

a.	Please disclose that the Declared Rate Strategy will always be available; and

b.	Please disclose that the Cap for the S&P 500 1-year -10% Floor with Cap Indexed Strategy, and the interest rate for the Declared Rate Strategy, may change from Term to Term.

RESPONSE: The Company has made the requested revision.

3.	When referring to the Market Value Adjustment, where appropriate, please clarify that the adjustment could be negative and could result in significant loss.

RESPONSE: The Company has made the requested revision.

4.

We think certain parts of the revised disclosure for Index Summit 6 Pro aid in investor comprehension. Please ensure that the MVA and advisory-fee-deduction paragraphs are part of the disclosure on the impact of withdrawals.

RESPONSE: The Company has made the requested revision.

5.	When referring to the Market Value Adjustment, please state that a loss would result from a negative Market Value Adjustment.

RESPONSE: The Company has made the requested revision.

6.	In all instances, please disclose that the allocation limit percentage relates to 12% of Account Value.

RESPONSE: The Company has made the requested revision.

7.	Please revise to clarify that the Market Value Adjustment applies to withdrawals only during the first six Contract Years.

RESPONSE: The Company has made the requested revision.

8.

Please disclose that the Market Value Adjustment does not apply to withdrawals taken from the Declared Rate Strategy, the portion of the Account Value held in the Declared Rate Strategy upon Surrender, on a Surrender that qualifies for a waiver, an Annuity Payout Benefit, or a Death Benefit.

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

9.

Please revise the first sentence of the second paragraph of the Market Value Adjustment section to reflect that the Market Value Adjustment factor uses the change in the MVA Interest Rate from the Contract Effective Date to the date an investor Surrenders their Contract or makes a withdrawal.

RESPONSE: The Company has made the requested revision.

10.

Please prominently disclose in the Market Value Adjustment section and in other relevant sections of the prospectus the maximum amount of potential loss as a percentage that could result from a negative Market Value Adjustment.

RESPONSE: The Company has made the requested revision.

11.

In the Advisory Fees section, please add disclosure to the effect that deduction of advisory fees from an Indexed Strategy before the end of the Term could result in potentially significant loss due to the Daily Value Percentage adjustment and forfeiture of potential positive Index performance at the end of the Term which could limit any growth in Contract value.

RESPONSE: The Company has made the requested revision.

12.	In the Long Term Investment section, please insert “and advisory fee deductions”

RESPONSE: The Company has made the requested revision.

Special Terms

13.

Please consider revising the Downside Participation Rate definition to indicate something similar to “In the future we may offer a new Downside Participation Rate Strategy with more protection against loss than a 50% DPR.”

RESPONSE: The Company has made the requested revision.

14.	Please consider revising the Floor definition to indicate something similar to “In the future we may offer a new Floor Strategy with more protection against loss than a -10%...”

RESPONSE: The Company has made the requested revision.

15.

The second-last sentence of the Upside Participation Rate definition states that each Term will start on a Strategy Application Date. If an additional payment is received an applied on a different Strategy Application Date, that payment would relate to a new Term of a Crediting Strategy. Please delete this statement, or supplementally explain why it would not be appropriate to do so.

RESPONSE: The Company has deleted that sentence.

Ms. Yoon Choo

April 26, 2024

Summary

16.

Per the Summit 6 Pro Withdrawal Comment, ensure that there is consistent cautionary disclosure throughout the prospectus when discussing withdrawals or surrenders including that there could be proportionate reductions in the Investment Base and in the Death Benefit perhaps greater than the amount of the withdrawal, negative Daily Percentage Value adjustments and negative Market Value Adjustments, each of which could result in significant loss, potential forfeiture of positive Index performance, taxes, and tax penalties.

RESPONSE: The Company has made the requested revision.

17.	Note throughout the prospectus, as appropriate, that withdrawals include deductions for advisory fees.

RESPONSE: The Company has made the requested revision.

18.	Please consider adding the example from the second-last paragraph in the Performance Lock section to Index Summit 6, Index Summit 6 Pro, and Index Frontier 5 Plus prospectuses.

RESPONSE: The Company has made the requested revision.

19.	Please consider removing reallocation disclosure from the Performance Lock section since it is covered along with all other reallocation disclosure under Strategy Selections at Term End.

RESPONSE: The Company has made the requested revision.

20.	Please add cross-reference to the Market Value Adjustment discussion at the end of the second-last paragraph in the Performance Lock section.

RESPONSE: The Company has made the requested revision.

21.

Please revise the Allocation Limit section to indicate “If you do not make a request to reallocate the ending values of your Declared Rate Strategy for a given Term, the ending value of the Declared Rate Strategy may be applied to a new Term of that same Strategy even if it exceeds the Allocation Limit for the Declared Rate Strategy.”

RESPONSE: The Company has made the requested revision.

22.

In the Strategy Renewals and Reallocations section and elsewhere the reallocation rules appear, please revise the introduction to the list to indicate whether the list is arranged in order of priority and whether each default allocation will be applied only if the preceding default allocation(s) are not available.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made revisions to this section in response to Comments 22-24 that address this concern.

23.	Please revise the reallocation rules to explain what “most comparable” means.

RESPONSE: The Company has made revisions to this section in response to Comments 22-24 that address this concern.

24.

If accurate, revise the reallocation rules to clarify that defaults 2, 3, and 4 would be applied if an Indexed Strategy used the same Index, had a Term no longer than the Term of the prior Indexed Strategy, but did not use the same or most comparable positive return factor or negative return factor.

RESPONSE: The Company has made revisions to this section in response to Comments 22-24 that address this concern.

25.	At the end of the Strategy Renewals and Reallocations section, please add a cross-reference to the example under Strategy Selections at Term End – Unavailable Strategies / Default Allocations.

RESPONSE: The Company has made the requested revision.

26.

The Contract provides for Market Value Adjustment waivers including in connection with the exercise of the Extended Care Waiver and Terminal Illness Waiver and withdrawals to pay advisory fees. Please revise the disclosure in the Access to Your Money through Withdrawals section accordingly.

RESPONSE: The Company has made the requested revision.

27.

If the Company will include disclosure on the payment of advisory fees from Indexed Strategies at the end of the Term, please disclose in the Access to Your Money through Withdrawals section that an investor should designate the specific Indexed Strategy from which advisory fees should be deducted at Term end.

RESPONSE: The Company has made the requested revision.

28.

Per disclosure elsewhere in the prospectus, please disclose in the Withdrawals to Pay Advisory Fees section that advisory fees paid from the Contract cannot exceed 1.5% of the Account Value per year and that the fees must relate only to investment advice rendered in connection with the Contract.

RESPONSE: The Company has made the requested revision.

29.	Please revise to disclose in the Withdrawals to Pay Advisory Fees section that deduction of advisory fees from an investor’s Account Value will reduce the Account Value by the

Ms. Yoon Choo

April 26, 2024

amount of the withdrawal, which will reduce the amount payable upon Surrender, applied to the Annuity Payout Benefit, or payable as the Death Benefit. In addition, the withdrawal will proportionally reduce the Return of Premium Guarantee for the Death Benefit.

RESPONSE: The Company has made the requested revision.

30.

Please add disclosure in the Withdrawals to Pay Advisory Fees section to the effect that deduction of advisory fees from an Indexed Strategy before the end of the Term could result in potentially significant loss due to the Daily Value Percentage adjustment and forfeiture of potential positive Index performance at the end of the Term which could limit any growth in Contract value.

RESPONSE: The Company has made the requested revision.

31.	In the Market Value Adjustment section, please add that a waiver may apply for certain surrenders.

RESPONSE: The Company has made the requested revision.

32.	Please add disclosure in the Market Value Adjustment section regarding:

a.	How investors can find out what the Market Value Adjustment would be on a specified withdrawal amount; and

b.

If accurate, that the Market Value Adjustment information an investor obtains may not be the Market Value Adjustment that is applied to the investor’s Surrender or withdrawal since the information is current as of the close of business on the day prior to the date the investor makes their inquiry. Thus, an investor cannot know for certain the effect of the Market Value Adjustment when they make a request to Surrender or take a withdrawal from the Indexed Strategy.

RESPONSE: The Company has made the requested revision.

33.	Please disclose in the Market Value Adjustment section that any charge described results from a negative Market Value Adjustment.

RESPONSE: The Company made revisions to this section that clarify this point.

34.

Please disclose in the example in the Market Value Adjustment section that this withdrawal occurs at the end of the Term. Please note in the disclosure that if the withdrawal were on any day other than the end of the Term, the DVP adjustment would also apply.

RESPONSE: The Company has made the requested revision.

35.	In the Market Value Adjustment section, please state the maximum potential loss from the Market Value Adjustment as a percentage.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made the requested revision.

Risk Factors

36.	Please consider whether the Market Risk disclosure should be updated, and update all other prospectuses accordingly.

RESPONSE: The Company has made the requested revision.

Indexed Strategies

37.	In the Considerations in Choosing an Indexed Strategy section, please move the last paragraph and three bullet points to precede the examples in this section.

RESPONSE: The Company has made the requested revision.

Indexes

38.	In the Index Replacement section, please disclose how a rise or a fall in the MVA Index will be calculated if the Index is replaced before the sixth Contract anniversary.

RESPONSE: The Company has made the requested revision.

Positive Return Factors and Negative Return Factors (formerly Caps, Participation Rates, Trigger Rates, Floors and Buffers)

39.	Please align disclosures on the initial positive return factors with updated disclosures found in the Index Summit 6 Pro prospectus. (She thinks IS6 Pro is language that should be used.)

RESPONSE: The Company has made the requested revision.

Indexed Strategy Value Before End of Term

40.

Please revise the last sentence of the Maximum Loss Before the End of a Term section to disclose that even if the Daily Value Percentage does not result in a total loss, the Market Value Adjustment could result in a total loss of 100%. Please make both of these sentences more prominent.

RESPONSE: The Company has made the requested revision.

Strategy Selections at Term End

41.	In the first sentence of the section, add “or the Declared Rate Strategy (subject to the allocation limit)” after “Indexed Strategies”.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made the requested revision.

42.	In the Unavailable Strategies / Default Allocations section, please insert, if accurate, “regardless of the positive or negative return factors of the strategy”

RESPONSE: The Company modified the disclosures in this section that address this concern.

Cash Benefit

43.

In the Withdrawals to Pay Advisory Fees section, please insert “Given the adverse consequences of withdrawing advisory fees from Indexed Strategies before the end of the Term” at the beginning of the last bullet point.

RESPONSE: The Company has made the requested revision.

Fees and Charges

44.	In the Market Value Adjustment section, please revise the phrase “may reduce your Account Value” to add “significantly” and make similar changes in the rest of the document, as appropriate.

RESPONSE: The Company has made the requested revision.

45.	In the MVA Index section, please add a cross-reference to the discussion of how a rise or fall in the MVA Index will be calculated if the Index is replaced before the sixth Contract anniversary.

RESPONSE: The Company has made the requested revision.

Death Benefit

46.	Please reconcile the Determination Date disclosure with the disclosure found in the prospectus for Index Summit 6 Pro, or supplementally explain why the Determination Date is calculated differently.

RESPONSE: The Index Summit 6 contract was drafted in 2018, and the Index Summit 6 Pro in early 2021. At the time, the Company’s contracts reflected our traditional approach across all of our annuity products of defaulting to a 4-year annuitization of the death benefit if instructions are not received by the first anniversary of death. This approach was intended to provide time for the 4-year default annuitization while complying with a potential tax law requirement that the funds be paid out in full within 5 years of death. Beginning in mid-2021, for all of our new products, the Company began drafting contracts with a 2-year default annuitization of the death benefit, which means that the death benefit value does not have to be determined by the first anniversary of death. The contract also provides for a lump sum default if a delay in instructions does not allow the 2-year default under the tax law requirement. This change is intended to provide more

Ms. Yoon Choo

April 26, 2024

flexibility in the payment of the death benefit when instructions are not received within a year of death (which happens with some frequency). The Index Achiever contracts reflect this change implemented for all new products.

INDEX FRONTIER 5 PLUS COMMENTS

General

1.

To the extent applicable, all comments made to the prospectuses for (1) the Index Summit 6 Pro contract with Return of Premium Guarantee, (2) Index Summit 6 contract with Return of Premium Guarantee, and (3) Index Achiever, apply to the prospectus for the Index Frontier 5 Plus contract. For example, if a comment relates to the Summit 6 Pro Indexed Strategy that will always be available, please apply the comment in concept to the Indexed Strategies that will always be available under this Contract. Please make all corresponding changes to the extent applicable.

RESPONSE: The Company has made conforming changes as requested.

Cover Page

2.	Please revise the first sentence of the fourth paragraph to include 5-year Terms.

RESPONSE: The Company has made the requested revision.

3.

Please insert “Potential Loss” before the sentence that begins “Every Indexed Strategy includes a risk of potential loss...” and revise the last sentence of the same paragraph as follows. “In extreme circumstances, an Indexed Strategy could have no value before the end of due to the Daily Value Percentage, meaning that you would suffer a complete loss of your principal and any prior earnings in that Strategy if, before the end of the Term, you were to take a withdrawal or Surrender your Contract, annuitize, or elect a Performance Lock, or if we were to pay the Death Benefit. (See below for more information on the Daily Value Percentage.)”

RESPONSE: The Company has made the requested revisions.

4.

Per the prospectus, the Declared Rate Strategy serves as a default allocation for certain indexed strategies. Please add reference to the Declared Rate Strategy to the sentence that begins, “The S&P 500 1-Year -10% Foor with Cap Indexed Strategy….”

RESPONSE: The Company has made the requested revision.

5.

As disclosed later in the prospectus, please add disclosure that the interest rate for the Declared Rate Strategy and the Cap for the S&P 500 1-Year -10% Floor with Cap Indexed Strategy may change from Term to Term.

RESPONSE: The Company has made the requested revision.

Ms. Yoon Choo

April 26, 2024

6.

Since the Declared Rate Strategy could have lower interest rates in the future, please revise the references to Indexed Strategies in the sentence that begins, “Indexed Strategies that may be available…” to more broadly cover Crediting Strategies.

RESPONSE: The Company has made the requested revision.

Special Terms

7.

To conform to the presentation for the other Positive Return Factors, for the Declared Rate definition, please consider disclosing (1) that the fixed interest rate varies from Term to Term but will never be lower than the guaranteed minimum interest rate of X%, and (2) how customers can find rates for the next term.

RESPONSE: The Company has made the requested revision.

Special Terms Related to Daily Value Percentage

8.	Please revise the last sentence of the Amortized Option Cost definition to cover 5-year Terms.

RESPONSE: The Company has made the requested revision.

Summary

9.	In the Performance Lock section, please add disclosure that an investor can make a Performance Lock election once per Term.

RESPONSE: The Company has made the requested revision.

10.	Because there is a single option for the Declared Rate Strategy, please delete “having the shortest Term” from the Strategy Renewals and Reallocations section.

RESPONSE: The Company has made the requested revision.

11.	In the last paragraph of the Strategy Renewals and Reallocations section, please add references to the Upside Participation Rate, Trigger Rate, and the interest rate for the Declared Rate Strategy.

RESPONSE: The Company had made the requested revision.

Risk Factors

12.

In the Loss of Principal Related to Indexed Strategies section, please delete the second paragraph. In addition, make the last sentence of the prior paragraph more prominent, and revise the last sentence of the prior paragraph based on comments we provided to similar disclosure for Index Summit 6 Pro.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made the requested revisions.

13.

Please add risk disclosure to the effect that: In the future, the Company may offer a new Strategy with a Floor that is more or less negative than -10%, or that has a Buffer of more or less than 10%. That the Company will not offer a new Buffer Strategy that offers less protection against loss than a 5% Buffer, or a Floor Strategy that offers less protection against loss than a -20% Floor. That the risk of loss of principal will be greater if investors allocate money to a Strategy with a more negative Floor or less of a Buffer. That in the worst case scenario, if the Company could eliminate all of the current Indexed Strategies and offer only new Indexed Strategies with more negative Floors, or lesser Buffers, subject to the noted limits, then the investor’s risk of loss of principal would increase and they may earn a return that is lower than the return their investments would have earned if they had been invested in the other Indexed Strategies that are currently available.

RESPONSE: The Company has added the requested disclosure.

14.	Please add the “No Increases in Value After Performance Lock” risk disclosure from the Index Summit 6 Pro prospectus as revised to reflect our comments to that risk factor.

RESPONSE: The Company has added the requested disclosure.

15.	The second paragraph of the Performance Lock Risk disclosure is confusing without more context about the Daily Value Percentage and does not appear to add material information. Please delete.

RESPONSE: The Company has made the requested deletion.

Indexed Strategies

16.	In the third paragraph, please reconcile with disclosure elsewhere that the calculated price of the hypothetical options also takes into account the Upside Participation Rate.

RESPONSE: The paragraph is accurate as written because Upside Participation Rates are factored into the calculation of Net Option Price, not in the calculated price of the hypothetical options.

17.	Please add revised disclosure from Index Summit 6 Pro on the returns of each Index to the Available Indexed Strategies section.

RESPONSE: The Company has added the requested disclosure.

18.

Please present this information in table format with the same headings as the table under Available Indexed Strategies in Index Summit 6 Pro. Please ensure that the revised disclosure includes any limitations on (1) exercising the Performance Lock option with respect to any Indexed Strategies and (2) the availability of any Indexed Strategies.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has made the requested revisions.

19.

Under Consideration in Choosing an Indexed Strategy, the Index Summit 6 Pro prospectus includes disclosure to consider the term lengths of the indexed strategies. Please add such disclosure here or supplementally explain why it would not be appropriate to do so.

RESPONSE: The Company has added the requested disclosure.

20.	In the Performance Lock section, please add disclosure that the value of a locked Strategy will also be reduced by the amount of any withdrawal and Early Withdrawal Charges.

RESPONSE: The Company has added the requested disclosure.

Indexes

21.	Please add references to the Upside Participation Rate and Trigger Rate to the sentence that begins, “If we replace an Index...”

RESPONSE: The Company has added the requested disclosure.

Positive Return Factors and Negative Return Factors

22.	The return on a Trigger Rate Strategy will be the Trigger Rate when the Index return is zero or positive for a Performance Trigger Strategy. Please revise the Trigger Rate section accordingly.

RESPONSE: The Company has made the requested revision.

23.	If accurate, please delete “that has a 0% trigger” from the fifth bullet point under Trigger Rate.

RESPONSE: The Company has made the requested revision.

24.

In example 2, please add disclosure about the applicable Upside Participation Rates for any 5-year Indexed Strategy if the Company receives the application more than 8 days after the date the investor signed it.

RESPONSE: The Company has added the requested disclosure.

Declared Rate Strategy

25.	Please revise the Declared Rate section to disclose the Declared Rate that will apply to the initial Term and the conditions necessary to ensure that such Declared Rate is applied

Ms. Yoon Choo

April 26, 2024

to the Initial Term. In this regard, see the parallel disclosure in the Index Summit 6 prospectus.

RESPONSE: The Company has made the requested revisions.

Purchase

26.

The interest rate disclosed for amounts held in the Purchase Payment Account in the Application of Purchase Payments section of the prospectuses for Index Summit 6 and Index Summit 6 Pro is 1%. Please include a definitive rate in this discussion.

RESPONSE: The Company has made the requested revisions.

27.	Please add the following disclosure to the Unforeseen Processing Delays section. “While many of our employees and the employees of our service providers are able to work remotely, those remote work arrangements may result in our business operations being less efficient than under normal circumstances and could lead to delays in our processing of contract-related transactions, including orders from contract owners.”

RESPONSE: The Company has added the requested disclosure.

Strategy Selections at Term End

28.	Please add a statement that the Declared Rate Strategy will also always be available to the first paragraph under the heading Unavailable Strategies / Default Allocations.

RESPONSE: The Company has added the requested disclosure.

29.	Please supplementally inform us how the Company intends to implement and administer variations at the Broker/Dealer level.

RESPONSE: The Company does not intend to implement and administer variations of the Contract at the Broker/Dealer level. If a Broker/Dealer separately establishes for its customers any minimum or maximum amounts or percentages that they will allow to be allocated to a given Crediting Strategy for the initial Terms or chooses not to discuss or offer certain strategies for the initial Terms, the Company will not participate in administering those restrictions. If such a customer contacted the Company directly, the Company would follow processes applicable to all Contract owners in permitting allocations to Indexed Strategies.

30.

There is a single Declared Rate Strategy offered under the contract. Please delete the second sentence of the second paragraph under the heading Availability of Strategies or supplementally explain why it would not be appropriate to do so.

Ms. Yoon Choo

April 26, 2024

RESPONSE: The Company has kept the sentence to provide accurate disclosure to an investor that a Declared Rate Strategy will always be available, but that the Company is not obligated to offer the same Declared Rate Strategy for future Terms.

Cash Benefit

31.

Please explain why the following disclosure is not included in all prospectuses. “Note: For Contracts issued in Missouri, amounts taken from Indexed Strategies will be proportional without regard to Term length.”

RESPONSE: The disclosure is only included in some, but not all, prospectuses because the Missouri Department of Insurance has not approved a version of those Contracts that allows for proportional withdrawals based on Term length.

Death Benefit

32.

The disclosures in the sections titled Determination Date, Successor Owner, and Required Distributions in this prospectus differ from the disclosures under the same sections for Index Summit 6 Pro and Index Summit 6 and the reasons for the differences are not readily apparent. Please consider whether the disclosure in each section should be reconciled.

RESPONSE: The Company has reconciled the disclosures across the prospectuses where appropriate. Any remaining differences in the disclosures are attributable to differences in Contract language.

Examples: Impact of Withdrawals on Contract Values and Amounts Realized

33.	For each example, please indicate in the heading the Indexed Strategies to which the example applies.

RESPONSE: The Company has made the requested revisions.

If you have any questions regarding the Company responses, please contact the undersigned at 513.361.9401 or at jdomaschko@mmascend.com.

Sincerely,

/s/ John Domaschko
John Domaschko
AVP – Head of Securities Law
MassMutual Ascend Life Insurance Company

cc:	John P. Gruber, MassMutual Ascend Life Insurance Company

Dodie Kent, Eversheds Sutherland (US) LLP